UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of April 2011

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No       X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2011

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Securities Holdings: Changes to Board of Directors

Tokyo, April 28, 2011 — Mitsubishi UFJ Securities Holdings Co., Ltd., a subsidiary of Mitsubishi UFJ Financial Group, Inc., today announced changes to its Board of Directors as shown in the attached.

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Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651

Mitsubishi UFJ Securities Holdings Co., Ltd.

Changes to Board of Directors

Tokyo, April 28, 2011 — Mitsubishi UFJ Securities Holdings Co., Ltd., a subsidiary of Mitsubishi UFJ Financial Group, Inc., today announced the following changes to Board of Directors.

Changes of Directors (as of April 28, 2011)

Name	New Position	Current Position

Fumiyuki Akikusa	Senior Adviser	President (Representative Director)

Toshiro Toyoizumi	President (Representative Director)	—